Delisting Determination, The Nasdaq Stock Market, LLC,
August 11, 2020,  KemPharm, Inc. The Nasdaq Stock Market LLC
(the Exchange) has determined to remove from listing the common stock of KemPharm, Inc. (the Company), effective at the opening of the trading session on August 21, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2)(A).
The Company was notified of the Staff determination on November 15, 2019. The Company appealed the determination to a Hearing Panel on November 22, 2019. On January 10,
2020, upon review of the information provided by the Company, the Panel determined to grant the Company request to transfer its listing to The Nasdaq Capital Market and remain listed on that market, subject to several milestones. The Panel advised the Company that May 13, 2020, represented the Panel full discretion to grant continued listing while the Company remained non compliant. Subsequently, on March 27, 2020, the Company received a post hearing delist determination from Nasdaq Staff due to the Company failure to maintain compliance the with the minimum bid price requirement as set forth in Listing Rule 5450(a)(1).
On May 18, 2020, the Company informed the Panel that was unable to regain compliance with the decision requirement.
On May 19, 2020 the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on May 21, 2020.
The Listing Council did not call the matter for review.
The Staff determination to delist the Company became final on July 6, 2020.